UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Applied Genetic Technologies Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

03820J100
(CUSIP Number)

March 27, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Intersouth Partners VI, L.P.

2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power

Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned By
Each Reporting		1,214,457
Person with
	7.	Sole Dispositive Power

		0

	8.	Shared Dispositive Power

		1,214,457

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,214,457

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

Not Applicable

11.	Percent of Class Represented by Amount in Row (9)

8.7%(1)

12.	Type of Reporting Person

PN

(1)	This percentage is calculated based upon 14,020,787 shares outstanding upon completion of the Issuer’s initial public offering, based on disclosure in the Issuer’s final prospectus dated March 26, 2014, filed with the Securities and Exchange Commission on March 27, 2014.

2

1.	Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Intersouth Associates VI, LLC

2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power

Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned By
Each Reporting		1,214,457
Person with
	7.	Sole Dispositive Power

		0

	8.	Shared Dispositive Power

		1,214,457

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,214,457

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

Not Applicable

11.	Percent of Class Represented by Amount in Row (9)

8.7%(1)

12.	Type of Reporting Person

00

(1)	This percentage is calculated based upon 14,020,787 shares outstanding upon completion of the Issuer’s initial public offering, based on disclosure in the Issuer’s final prospectus dated March 26, 2014, filed with the Securities and Exchange Commission on March 27, 2014.

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1.	Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Dennis Dougherty

2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

	5.	Sole Voting Power

Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned By
Each Reporting		1,214,457
Person with
	7.	Sole Dispositive Power

		0

	8.	Shared Dispositive Power

		1,214,457

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,214,457

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

Not Applicable

11.	Percent of Class Represented by Amount in Row (9)

8.7%(1)

12.	Type of Reporting Person

IN

(1)	This percentage is calculated based upon 14,020,787 shares outstanding upon completion of the Issuer’s initial public offering, based on disclosure in the Issuer’s final prospectus dated March 26, 2014, filed with the Securities and Exchange Commission on March 27, 2014.

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1.	Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Mitch Mumma

2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

	5.	Sole Voting Power

Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned By
Each Reporting		1,214,457
Person with
	7.	Sole Dispositive Power

		0

	8.	Shared Dispositive Power

		1,214,457

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,214,457

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

Not Applicable

11.	Percent of Class Represented by Amount in Row (9)

8.7%(1)

12.	Type of Reporting Person

IN

(1)	This percentage is calculated based upon 14,020,787 shares outstanding upon completion of the Issuer’s initial public offering, based on disclosure in the Issuer’s final prospectus dated March 26, 2014, filed with the Securities and Exchange Commission on March 27, 2014.

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Item 1(a)	Name of Issuer

Applied Genetic Technologies Corporation (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices

11801 Research Drive, Suite D
Alachua, Florida 32615

Item 2(a)	Name of Persons Filing

Intersouth Partners VI, L.P. (“ISP VI”)
Intersouth Associates VI, LLC (“ISA VI, LLC”)
Dennis Dougherty
Mitch Mumma (together with ISP VI, ISA VI, LLC, and Mr. Dougherty, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or if none, Residence

For each of the Reporting Persons:

c/o Intersouth Partners
102 City Hall Plaza, Suite 200
Durham, North Carolina 27701

Item 2(c)	Citizenship

ISP VI – Delaware limited partnership
ISA VI, LLC – Delaware limited liability company
Dennis Dougherty – United States of America
Mitch Mumma – United States of America

Item 2(d)	Title of Class of Securities

Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number

03820J100

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

Item 4.	Ownership

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(a)	Amount Beneficially Owned

The Reporting Persons are the owners of an aggregate of 1,214,457 shares of Common Stock, which represents 8.7% of the Issuer’s outstanding Common Stock based upon 14,020,787 shares outstanding as reported on the Issuer’s Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on March 27, 2014. ISP VI directly beneficially owns 1,214,457 shares of Common Stock, or 8.7% of the Common Stock outstanding. ISA VI, LLC, as the general partner of ISP VI, may be deemed to indirectly beneficially own the securities owned by ISP VI. Messrs. Dougherty and Mumma, as Member Managers of ISA VI, LLC, may be deemed to indirectly beneficially own the securities owned by ISP VI.

Each of (i) ISP VI, (ii) ISA VI, LLC, and (iii) Messrs. Dougherty and Mumma, may be deemed to share the power to vote or direct the voting of, and to dispose or direct the disposition of, the securities of Issuer that are directly beneficially owned by ISP VI. Each of Messrs. Dougherty and Mumma disclaims beneficial ownership of all securities other than those he owns by virtue of his indirect pro rata interest as a member of ISA VI, LLC.

(b)	Percent of Class

ISP VI – 8.7%

ISA VI, LLC – 8.7%

Mitch Mumma – 8.7%

Dennis Dougherty – 8.7%

The above percentages are based on 14,020,787 shares of the Issuer’s Common Stock outstanding upon completion of the Issuer’s initial public offering, based on disclosure in the Issuer’s final prospectus dated March 26, 2014, filed with the Securities and Exchange Commission on March 27, 2014.

(c)	Number of shares as to which the person has;

(i)	sole power to vote or direct the vote:

ISP VI – 0

ISA VI, LLC – 0

Mitch Mumma – 0

Dennis Dougherty - 0

(ii)	shared power to vote or direct the vote :

ISP VI - 1,214,457

ISA VI, LLC – 1,214,457

Mitch Mumma – 1,214,457

Dennis Dougherty – 1,214,457

(See Item 4(a))

(iii)	sole power to dispose or direct the disposition of:

ISP VI – 0

ISA VI, LLC – 0

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Mitch Mumma – 0

Dennis Dougherty - 0

(iv)	shared power to dispose or direct the disposition of:

ISP VI - 1,214,457

ISA VI, LLC – 1,214,457

Mitch Mumma – 1,214,457

Dennis Dougherty – 1,214,457

(See Item 4(a))

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit Index

Exhibit A – Joint Filing Agreement

8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to such person is true, complete and correct.

Date: April 28, 2014

INTERSOUTH PARTNERS VI, L.P.

By:	Intersouth Associates VI, LLC
its General Partner

By:	/s/ Dennis Dougherty
Name:	Dennis Dougherty
Title:	Member Manager

INTERSOUTH ASSOCIATES VI, LLC

By:	/s/ Mitch Mumma
Name:	Mitch Mumma
Title:	Member Manager

/s/ Dennis Dougherty
Dennis Dougherty

/s/ Mitch Mumma
Mitch Mumma

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Exhibit A

JOINT FILING AGREEMENT

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

(i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement; and

(ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

INTERSOUTH PARTNERS VI, L.P.

By:	Intersouth Associates VI, LLC
its General Partner

By:	/s/ Dennis Dougherty
Name:	Dennis Dougherty
Title:	Member Manager

INTERSOUTH ASSOCIATES VI, LLC

By:	/s/ Mitch Mumma
Name:	Mitch Mumma
Title:	Member Manager

/s/ Dennis Dougherty
Dennis Dougherty

/s/ Mitch Mumma
Mitch Mumma

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